FILED PURSUANT TO RULE 424(B)(3)

File Number 333-166304

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 10 TO

MARKET-MAKING PROSPECTUS DATED JUNE 18, 2010

THE DATE OF THIS SUPPLEMENT IS MAY 16, 2011

ON MAY 16, 2011, SUNGARD DATA SYSTEMS INC. INCLUDED THE FOLLOWING INFORMATION IN A CURRENT REPORT ON FORM 8-K DATED MAY 12, 2011

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 12, 2011, the Board of Directors of SunGard Data Systems Inc. (the “Company”) appointed Russell P. Fradin as chief executive officer of the Company, effective May 31, 2011. Mr. Fradin will succeed Cristóbal Conde as the Company’s chief executive officer effective May 31, 2011. Mr. Fradin will also become a member of the Company’s and its parent companies’ Boards of Directors effective May 31, 2011.

Cristóbal Conde, the Company’s chief executive officer since 2002, submitted his resignation from all executive and board positions with the Company and its parent companies on May 12, 2011, effective May 27, 2011. The Company will provide Mr. Conde severance benefits in accordance with section 2.1(b) of his employment agreement filed with the Securities and Exchange Commission on Form 10-Q on November 9, 2005. Mr. Conde has decided to use $1,000,000 of his cash severance to make an additional equity investment in the Company’s parent companies, SunGard Capital Corp. and SunGard Capital Corp. II (collectively, “Capital”).

Mr. Fradin, age 55, joins the Company from Aon Hewitt, a global leader in human resources consulting and outsourcing solutions, where he most recently served as chairman and chief executive officer. At Aon Hewitt, a business unit of Aon Corporation, Mr. Fradin oversaw the successful September 2010 merger between Aon Consulting and Hewitt Associates, where he was chief executive officer since 2006. Previously, he served as chief executive officer of the BISYS Group, Inc., a provider of outsourcing services to the financial services industry, and also held various executive positions at Automatic Data Processing, Inc. (“ADP”), a provider of payroll and computerized business services. His most recent position at ADP was president of ADP’s Global Employer Services business.

On May 13, 2011, the Company and Capital entered into a definitive employment agreement with Mr. Fradin, with an effective date of May 31, 2011. The terms include the following:

•	A term through May 31, 2016, with one-year renewals automatically effective 30 days before expiration, unless terminated on 30 days’ advance notice.

•	During the period in which Mr. Fradin is employed with the Company, he will serve as a member of the Board of Directors of Capital.

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An annual base salary of $900,000, subject to review periodically for appropriate increases by the Compensation Committee of the Board of Directors pursuant to the Company’s normal performance review policies for senior level executives.

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The opportunity to participate in all short-term and long-term incentive programs established by the Company for senior level executives, at the levels established by the Compensation Committee. Mr. Fradin’s target annual incentive bonus will be 200% of his annual base salary. For the remainder of 2011, Mr. Fradin is entitled to receive a pro-rata annual incentive bonus based on the number of days he is employed with the Company during the 2011 fiscal year, plus a make-up cash bonus equal to $1,000,000 related to the bonus he accrued, but will not be paid, during his previous employment.

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Employee benefits consistent with those made available to the Company’s senior level executives, and relocation benefits consistent with the Company’s relocation policy for reasonable expenses incurred in connection with Mr. Fradin’s relocation to the New York City or Wayne, PA area.

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Subject to the terms and conditions of the Company’s equity plan and applicable grant agreements, an equity grant of 307,000 time-based restricted stock units on equity units (“RSUs”), effective May 31, 2011, and 1,200,000 options, to be granted on a future date. The RSUs will vest as to 33 1/3% on each of the first three anniversaries of the date of grant. 600,000 of the options will vest as to 20% on each of the first five anniversaries of May 31, 2011 and 600,000 of the options will vest based on attainment of Company performance goals. If the fair market value of a share of Capital stock is higher on the date of grant of the options than it is on May 31, 2011, the Company will grant Mr. Fradin a number of RSUs equal in value to that difference on the 1,200,000 options (“Make-Up RSUs”).

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Upon a Change of Control (as defined in the employment agreement) of the Company, the vesting of the RSUs will fully accelerate. If a Change of Control occurs after May 31, 2013, the options and the Make-Up RSUs will become fully vested and exercisable (i) on the date of termination of employment if Mr. Fradin’s employment is terminated by the Company without “cause” or by Mr. Fradin for “good reason” (each as defined in the employment agreement) and such termination occurs on or within 18 months following the Change of Control or (ii) on the date of the Change of Control if an In Contemplation Termination has occurred. An “In Contemplation Termination” is a termination of Mr. Fradin’s employment without cause or for good reason within six months prior to a Change of Control if such termination of employment is in contemplation of the Change of Control.

If the Change of Control occurs prior to May 31, 2013, then only 50% of the unvested options and unvested Make-Up RSUs will vest and become exercisable (a) on the date of termination of employment if Mr. Fradin’s employment is terminated without cause or by Mr. Fradin for good reason within 18 months after the Change of Control or (b) the date of the Change of Control if an In Contemplation Termination has occurred, and the balance of the unvested Options and unvested Make-Up RSUs will terminate. However, if the per share purchase price in the Change of Control plus the per share value of any of the Company’s businesses or subsidiaries previously sold or spun-off following May 31, 2011 is at least 250% of the per unit value of Capital’s stock on August 11, 2005, then 100% of the unvested Options and unvested Make-Up RSUs will vest and become exercisable (I) on the date of termination of employment if Mr. Fradin’s employment is terminated without cause or by Mr. Fradin for good reason within 18 months after the Change of Control or (II) the date of the Change of Control if an In Contemplation Termination has occurred.

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Provided that Mr. Fradin has received payment from Aon Hewitt within the 210-day period following May 31, 2011, Mr. Fradin will invest $5,000,000 in common equity of Capital at fair market value prior to the end of such 210-day period.

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The right to receive certain severance payments and benefits upon certain terminations. If Mr. Fradin’s employment is terminated by the Company without cause or Mr. Fradin resigns for good reason, the Company will pay him (i) a lump sum cash payment equal to two times the sum of his (a) annual base salary plus (b) Target Incentive Bonus; (ii) a pro-rata annual bonus based on actual performance for the entire performance period (“Pro-Rata Bonus”); (iii) accrued but unpaid bonus earned with respect to the fiscal year ending on or preceding the date of termination (“Earned Bonus”); (iv) lump sum cash payment to cover COBRA premiums for 18 months following the date of termination at subsidized employee rates and (v) accrued but unpaid annual base salary, unreimbursed business expenses, accrued but unused vacation time and all other payments, benefits or fringe benefits to which Mr. Fradin is entitled in accordance with any applicable compensation arrangement or benefit, equity or fringe benefit plan or program maintained by the Company (collectively, the “Accrued Amounts”). If Mr. Fradin’s employment is terminated by the Company for cause or Mr. Fradin resigns without good reason, he will be entitled to only the Accrued Amounts. If Mr. Fradin’s employment is terminated on account of his death or disability, he (or his beneficiaries or estate, as applicable) will be entitled to the Accrued Amounts, the Earned Bonus and a Pro-Rata Bonus.

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If an excise tax under sections 280G and 4999 of Internal Revenue Code will be triggered by any payments upon a change in control prior to an initial public offering of Capital’s stock, the Company will in good faith seek to obtain shareholder approval of such payments so that they are exempt from the excise tax under sections 280G and 4999 of the Internal Revenue Code. After an initial public offering, the Company will either (i) pay Mr. Fradin any amounts subject to sections 280G and 4999 of the Internal Revenue Code (and Mr. Fradin will be responsible for the excise tax) or (ii) reduce such payments so that no amounts are subject to sections 280G and 4999 of the Internal Revenue Code, whichever results in a better after-tax amount for Mr. Fradin.

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Mr. Fradin will be subject to any Company recoupment/clawback policy applicable to senior executives of the Company, except that no such policy will apply to Mr. Fradin for periods beginning before May 31, 2011. If no such policy exists and the Company is required to restate its financials (for periods beginning after May 31, 2011), then the Board of Directors of the Company may seek to recover or require reimbursement of any related annual bonus paid to Mr. Fradin for the applicable period. If Mr. Fradin violates the noncompetition, nonsolicitation or confidentiality covenants set forth in the employment agreement within the agreed period following termination of employment, then the Board of Directors may recover severance benefits paid to Mr. Fradin. Equity recoupment terms will be the same as the terms applicable to the equity awards of other senior executives.

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Certain restrictive covenants (noncompetition, confidentiality and nonsolicitation). Mr. Fradin is bound by the noncompetition and nonsolicitation covenants for two years following the termination date.